The following article relating to the Claymore MACROshares Oil Up Tradeable Shares offered by the Claymore MACROshares Oil Up Tradeable Trust and the Claymore MACROshares Oil Up Holding Shares offered by the Claymore MACROshares Oil Up Holding Trust was published on April 19, 2007 by the Wall Street Journal. MACRO Securities Depositor, LLC, Claymore Securities Inc. and each of their respective affiliates do not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Claymore which is expressly quoted and attributed to such representative in the article) regarding the reason for the premium or discount reflected in the market price of MACROshares and do not make any representations as to the accuracy of such opinions. Certain factual misstatements contained in the article are corrected by bracketed language that follows each such misstatement.

Why Hot Funds

Are Tripping Up

Some Investors

ETFs, Which Are Meant

To Track Benchmarks,

Increasingly Go Astray

By DIYA GULLAPALLI

April 19, 2007; Page A1

Fresh troubles are emerging in a number of exchange-traded funds, shedding light on the ways the increasingly popular investment tools can trip up investors.

ETFs, which are essentially mutual funds that trade on exchanges like shares of stock, were designed to match the performances of various market benchmarks, such as the Standard & Poor's 500-stock index. They still occupy a relatively small corner of the investment universe, but they have blossomed in the past few years, thanks to their low fees and tax advantages, attracting an increasing number of individual investors.

In recent months, however, some ETFs have begun diverging widely from the performance of the benchmarks they are supposed to follow. At the same time, several newer ETFs with short track records are failing to match the hypothetical rates of return they would have achieved in previous years if they had existed then.

Victoria Bay Asset Management's U.S. Oil Fund, one of the fastest-growing ETFs of the past year, has fallen more than 15 percentage points behind the oil price it was designed to track. In another case, a Claymore Securities ETF structured to track oil saw its share price fall when oil prices rose -- and vice versa -- the opposite of what was intended. That kind of divergence can hurt shareholder returns. [CORRECTION: Claymore MACROshares structure is not an ETF. The Claymore MACROshares Oil Up Holding Trust and the Claymore MACROshares Oil Down Holding Trust (together, the "MACRO holding trusts") and the Claymore MACROshares Oil Up Tradeable Trust and Claymore MACROshares Oil Down Tradeable Trust (together, the "MACRO tradeable trusts") do not hold futures contracts or any assets other than U.S. Treasuries and repurchase agreements secured by U.S. Treasuries, which simply represent a short-term investment of the MACRO holding trusts' cash holdings pending application of such cash to redeem shares and to make payments between the MACRO holding trusts based on movements in the benchmark oil price. MACROshares track oil by means of the settlement contracts entered into between the MACRO holding trusts pursuant to which each MACRO holding trust agrees to make a payment to the other holding trust out of its aggregate assets (meaning its treasuries and/or the maturity proceeds of its treasury and treasury repurchase agreements and the income on those treasuries) upon any redemption of the MACROshares by the holders thereof in order to allow each trust to be able to distribute to its redeeming shareholders a final distribution equal to the "underlying value" of the MACROshares being redeemed. The "underlying value" of one MACROshare will always, by definition and without regard to the share's current market price, equal the price of one barrel of NYMEX light sweet crude oil, plus an additional sum representing a portion of the earnings on the holding trusts' Treasuries, or, in the case of the Down MACROshares, the "underlying value" will reflect the inverse of the price of one barrel of oil plus a portion of the Treasury earnings for the two holding trusts. The settlement payment made between the MACRO holding trusts is calculated exclusively on the basis of the applicable reference price of NYMEX crude oil futures at the time of the redemption.

For more information about the manner in which the underlying values of MACROshares track the price of crude oil, please see the section entitled "DESCRIPTION OF THE UP-MACRO HOLDING AND TRADEABLE SHARES" in the prospectus included in the registration statement for the Oil Up MACROshares, file number 333-116566.]

Though the exact reason for the disparity isn't clear, the performance of these oil-related funds has been hurt by the run-up in oil futures, which has increased the sums they need to shell out each month to roll over their futures contracts. [CORRECTION: This paragraph misstates the way the MACRO structure is designed to track the price of oil. As noted above, the MACRO holding trusts do not hold any oil futures contracts and, therefore, do not incur any roll-over costs. It is the belief of the management of MACRO Securities Depositor, LLC that one of the reasons why the market price of MACROshares has diverged from the underlying value of those MACROshares is that market specialists, which have desired to hedge their MACROshare holdings, have priced the cost of the futures roll over into the MACROshares.]

Greg Drake, a Claymore Securities executive, says occurrences like these are expected occasionally in the funds, though "it's not what we desire."

An official at Alameda, Calif.-based Victoria Bay declined to comment.

Such issues are arising in only a small number of ETFs, but they may mark a crucial shift in an investment sector long known for its predictable performance. At a time when ETFs are establishing themselves as a staple in Americans' portfolios, investors may need to consider that some new funds are coming to market with new risks and the potential to deliver unexpected results.

In less than three years, assets under management in ETFs have roughly doubled to more than $450 billion. About 110 new ETFs have been launched so far this year, gaining quickly on the total of about 150 launched for all of last year. By contrast, only about 50 distinct new conventional mutual funds have launched in 2007.

Hoping to capture more investor money, ETF providers are creating funds that slice up the market in increasingly narrow and unusual ways. IndexIQ Inc., Rye Brook, N.Y., recently filed with regulators to launch a family of 20 ETFs aimed at individual investors, including the IndexIQ Customer Loyalty Leaders Large Cap Fund, which would track companies with strong customer loyalty.

Adam Patti, chief executive of IndexIQ, says that intangible assets such as consumer loyalty can add substantial value to a company. "These products are not specialized, but fully diversified" across different company sizes and investing styles, he says.

Along with their lower costs and tax advantages over regular mutual funds, ETFs owe much of their popularity to the fact that they offer more frequent updates of their holdings and are easier to buy and sell because they trade all day in public markets. Some of the newer products, however, are straying from these advantages.

One recurring problem: Some newer ETFs are diverging from their hypothetical rates of return. The indexes on which ETFs are based are routinely "back tested" to see how they would have performed in previous years. That back-tested data is then often used to market the funds to investors.

Back-tested data for the WisdomTree High-Yielding Equity Index shows average annual returns outperforming the Russell 1000 Value Index for several time periods, including by more than three percentage points for the 10-year period ending in March. However, from June 2006 through the end of March, the ETF based on the WisdomTree Index trailed the Russell 1000 Value Index by more than 0.50 percentage point.

Other ETFs issued by New York-based WisdomTree Investments and PowerShares Capital Management of Wheaton, Ill., have fallen behind their back-tested data in similar ways.

Sixteen of the 20 ETFs launched by WisdomTree last June were outperforming their benchmarks as of the end of last month. "WisdomTree was happy with that performance," says Luciano Siracusano, the firm's director of research. He adds that "short time periods are not indicative of longer market cycles." The company's Web site states that "no representation is being made that any investment will achieve performance similar to those shown." PowerShares offers similar disclaimers.

ETF advocates say new funds like these are an important investment tool because they often give small investors access to markets or strategies that traditionally have been tricky to invest in, ranging from gold, oil and other commodities to international real estate. That's partly why Victoria Bay 's U.S. Oil Fund ranks among the most successful new ETFs, amassing more than $900 million in assets since its inception last April.

The oil fund is designed to track the movements of light, sweet crude oil, a type of investment generally considered too cumbersome and complex for most individual investors. The fund's portfolio includes crude-oil futures contracts and other oil-related securities. However, since its inception, shares of the fund have declined more than 25%, while the oil price it is supposed to follow has fallen just 10%.

Victory Bay portfolio manager John Hyland points to regulatory filings about the product that explain such potential discrepancies in returns. Among other issues, the filings state that because the fund invests in a broad array of sophisticated futures contracts and other instruments, it can stray from its benchmark.

Two oil-related funds from Claymore [CORRECTION: As noted above, the MACROshares are not issued as a "fund," implying an investment company registered under the Investment Company Act of 1940, as amended. The SEC has provided no-action relief to the MACRO holding and tradeable trusts based on their unique structure and, in reliance of such relief, such trusts have not registered as investment companies with the SEC. See MACRO Securities Depositor LLC No-Action Relief Letter, dated as of December 1, 2006. In addition, the MACRO holding trusts are not "two oil-related funds." They are, in fact, two paired trusts and the performance of each of them is inextricably linked with the other by virtue of the settlement contracts into which they have entered with each other. Neither trust could exist by itself.], based in Lisle, Ill., have seen particularly striking discrepancies. The two funds -- the Claymore MACROshares Oil Up Tradeable Shares and Claymore MACROshares Oil Down Tradeable Shares -- let investors bet on oil prices rising or falling, respectively. But in recent months, their shares have sometimes moved in reverse of what they're supposed to. One day earlier this month when the relevant price of oil increased seven cents a barrel, the "Up" ETF's price dropped 25 cents.

The two funds' shares also frequently close at big premiums or discounts to the value of their underlying holdings. On some days this month, for instance, shares in the "Up" fund were priced more than 8% above the value of its assets. The "Down" shares traded more than 9% below their asset value. [CORRECTION: The "value" of a holding trust's assets will, for so long as the trust is in existence, always equal $60 (the approximate price of oil at the inception of the trust) multiplied by the number of shares issued from time to time by that trust that have not yet been redeemed. The only "underlying holdings" of the MACRO holding trusts are their treasuries and other cash-equivalent investments. The MACRO holding trusts are required under their settlement contracts, to make cash payments (or deliver treasuries) to each other upon a redemption of the MACROshares based on the then prevailing level of the price of oil.]

These discrepancies highlight how tough it can be to design ETFs and related products like these for narrow or esoteric investments. "You never know what to expect with a new product," says Claymore's Mr. Drake. Overall, he says, the funds' underlying value has done "a fabulous job, compared to the alternatives, in tracking the price of oil." [CORRECTION: Mr. Drake is referring to the underlying value of the holding (and tradeable) MACROshares which has accurately tracked the applicable reference price of oil since the inception of the holding and tradeable trusts. The only discrepancy between the underlying value of the MACROshares and the price of oil has been due to the additional treasury income reflected in such underlying value. See MACRO holding and tradeable trusts Annual Reports on Form 10-K for the year ended December 31, 2006. For more information about the underlying value of the MACROshares, please see the section entitled "DESCRIPTION OF THE UP-MACRO HOLDING AND TRADEABLE SHARES" in the prospectus included in the registration statement for the Oil Up MACROshares, file number 333-116566.]

Another emerging issue relates to taxes. Holders of ETFs generally have been able to avoid the capital-gains taxes that often plague investors in conventional mutual funds. That's because a conventional mutual fund often has to sell some of its holdings when investors want to leave the fund; if those holdings have increased in value since they were purchased, it may have a capital gain. By contrast, ETF shares change hands in the market; the underlying securities don't have to be sold off when an investor wants to sell out.

These days, however, more ETFs are making capital-gains distributions. About 6% of ETFs paid out capital gains to investors last year, compared with 3% in 2005, according to fund researcher Morningstar Inc. Among them was ProShares Ultra QQQ, which paid holders the equivalent of about 6% of its share price in gains last year, and the ProShares Ultra S&P500, which paid about 4%. The two funds seek to double the daily returns of the Nasdaq 100 Index and the S&P 500, respectively. To do that they buy not only the stocks in those indexes, but also futures and other derivatives, seeking to magnify their returns.

ProShares says the two ETFs could be "less tax efficient than plain-vanilla ETFs" due to their investment strategy.

# # #

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Claymore MACROshares Oil Up Holding and Tradeable Trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.